LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

SUPPL

PRESS RELEASE

Date: January 22, 2004

Set Ga Done Exploration Proposal approved

Leeward Capital Corp. (LWC) held its first Exploration meeting with the Myanmar Ministry of Mines on January 12, 2004 in Yangon, following the official signing of the Set Ga Done Concession agreement. The proposed exploration program, consisting of geological mapping, geochemical sampling, and diamond drilling, has been approved by the Committee composed of representatives from the Ministry of the two joint-venture companies.

A diamond drilling contract with Drillcore Indoasia Ltd. has been negotiated and signed for an initial 1000 metres of diamond drilling on the Set Ga Done block. It is anticipated that drilling will start about February 10.

The Set Ga Done block consists of 700 square kilometres (70,000 hectares) centered about a drill-ready gold zone. The concession is located in northern Shan State about 200 kilometres north-northeast of the city of Mandalay and 90 kilometres from the boundary with Yunnan Province of China.

Leeward is in the process of completing a formal joint venture agreement with its partner, Jet Gold Corp.; Leeward will be the Operator of the joint venture.

For further information, contact James W. Davis at (403) 265-4077, ext.202.

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.